Dreyfus
Strategic Municipal
Bond Fund, Inc.

ANNUAL REPORT November 30, 2007



Dreyfus Strategic Municipal Bond Fund, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Strategic Municipal Bond Fund, Inc., covering the 12-month period from December 1, 2006, through November 30, 2007.

Volatility has returned to the municipal bond market. The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis spread from the sub-prime mortgage sector of the taxable bond market to other areas of the financial markets, including municipal bonds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. While we saw few changes in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of difficult liquidity.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist, fiscal conditions so far have remained sound for most municipal bond issuers, and lower short-term interest rates from the Federal Reserve Board may help forestall a technical recession. Turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments in this changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by James Welch, Portfolio Manager

Fund and Market Performance Overview

The municipal bond market encountered heightened volatility during the summer and fall of 2007 as turmoil spread from sub-prime mortgages to other areas of the financial markets. The fund's performance was driven primarily by its income-oriented holdings, which were relatively hard-hit during the downturn but produced competitive levels of tax-exempt income.

For the 12-month period ended November 30, 2007, Dreyfus Strategic Municipal Bond Fund achieved a total return of −1.17% on a net-asset-value basis.[1] Over the same period, the fund provided aggregate income dividends of $0.50 per share, which reflects a distribution rate of 6.45%.[2]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax to the extent believed by Dreyfus to be consistent with the preservation of capital. In pursuing this goal, the fund invests at least 80% of its assets in municipal bonds. Under normal market conditions, the weighted average maturity of the fund's portfolio is expected to exceed 10 years. Municipal bonds are classified as general obligation bonds, revenue bonds and notes. Under normal market conditions, the fund invests at least 80% of its net assets in municipal bonds considered investment grade or the unrated equivalent as determined by Dreyfus.

The fund also issues auction rate preferred stock and invests the proceeds in a manner consistent with its investment objective. This has the effect of "leveraging" the portfolio, which can increase the fund's performance potential as well as, depending on market conditions, enhance net asset value losses during times of higher market risk.

Over time, many of the fund's older, higher-yielding bonds have matured or were redeemed by their issuers. We have attempted to replace those bonds with investments consistent with the fund's investment policies. We have also sought to upgrade the fund with newly issued bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually look to sell bonds that are close to their optimal redemption date or maturity. In addition, we conduct credit analysis of the fund's holdings in an attempt to avoid potential defaults on interest and principal payments.

Sub-Prime Mortgage Woes Weighed on Municipal Bonds

The first half of the reporting period was characterized by a moderate slowdown in U.S. economic growth, generally mild inflationary pressures and stable short-term interest rates. While these factors helped support municipal bond prices, narrow yield differences along the market's maturity range reduced the effectiveness of our leveraging strategy, leading us to reduce the fund's monthly dividend payout in May.

Market conditions changed dramatically over the reporting period's second half, when municipal bonds were shaken by an intensifying credit crisis. Delinquencies and defaults among lower-quality borrowers led to sharp declines in securities backed by sub-prime mortgages, many of which were held by highly leveraged hedge funds. These investors were forced to sell unrelated securities to meet margin calls and redemption requests. Consequently, municipal bonds with no direct exposure to the troubled sub-prime mortgage market were adversely affected as selling pressures generally caused bond prices to fall.

Subsequently, the tax-exempt bond market rebounded, to some extent, as investors recognized that fundamentals remained sound for most municipal issuers and the Federal Reserve Board (the "Fed") attempted to promote market liquidity by reducing short-term interest rates. However, investors had reassessed their attitudes toward risk, and lower-rated, higher-yielding securities did not bounce back as strongly as higher-rated bonds. In addition, a robust new issuance calendar toward the end of the reporting period put further downward pressure on prices of some municipal bonds. As a result, municipal bond prices ended the reporting period slightly lower than where they began.

Income-Oriented Bonds Were Hard-Hit During the Downturn

Although the fund's income returns were relatively robust, its total return suffered in this environment. The fund's holdings of bonds backed by state settlements of litigation with U.S. tobacco companies were particularly hard-hit, as several states securitized their settlements and added to the supply of such bonds. The fund's holdings of corporate-backed municipal bonds lagged market averages in the "flight to quality" during and after the credit crisis. Lastly, the fund also was punished for its focus on securities with maturities at the longer end of the spectrum, which was more severely affected by market volatility.

On a more positive note, despite supply-and-demand factors that typically affect municipal bonds toward year-end, reductions in short-term interest rates by the Fed later in the reporting period caused yield differences to widen along the market's maturity spectrum, and the fund's longer duration helped to enhance the effectiveness of the fund's leveraging strategy.

Positioned for a Changing Economic Environment

The U.S. economy appears to have slowed as a result of declining housing markets, making further interest-rate reductions from the Fed more likely. Should the Fed cut rates further, we may find new opportunities for income and total return as yield differences widen along the market's maturity range. In the meantime, we intend to maintain our focus on producing competitive levels of tax-exempt income.

December 17, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an undertaking in effect through October 31, 2008. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period, adjusted for any capital gain distributions.*

SELECTED INFORMATION

November 30, 2007 (Unaudited)

Market Price per share November 30, 2007	$7.77
Shares Outstanding November 30, 2007	48,495,729
New York Stock Exchange Ticker Symbol	DSM

MARKET PRICE (NEW YORK STOCK EXCHANGE)

	Fiscal Year Ended November 30, 2007			
	Quarter Ended February 28, 2007	Quarter Ended May 31, 2007	Quarter Ended August 31, 2007	Quarter Ended November 30, 2007
High	$9.58	$9.61	$9.10	$8.86
Low	9.13	9.07	7.81	7.63
Close	9.40	9.12	8.54	7.77

PERCENTAGE GAIN (LOSS) based on change in Market Price*

November 22, 1989 (commencement of operations) through November 30, 2007	162.39%
December 1, 1997 through November 30, 2007	40.45
December 1, 2002 through November 30, 2007	36.30
December 1, 2006 through November 30, 2007	(11.43)
March 1, 2007 through November 30, 2007	(13.70)
June 1, 2007 through November 30, 2007	(12.31)
September 1, 2007 through November 30, 2007	(7.64)

NET ASSET VALUE PER SHARE

November 22, 1989 (commencement of operations)	$9.32
November 30, 2006	9.21
February 28, 2007	9.15
May 31, 2007	9.00
August 31, 2007	8.61
November 30, 2007	8.60

PERCENTAGE GAIN based on change in Net Asset Value*

November 22, 1989 (commencement of operations) through November 30, 2007	211.47%
December 1, 1997 through November 30, 2007	73.96
December 1, 2002 through November 30, 2007	38.80
December 1, 2006 through November 30, 2007	(1.17)
March 1, 2007 through November 30, 2007	(1.92)
June 1, 2007 through November 30, 2007	(1.69)
September 1, 2007 through November 30, 2007	1.34

*   *With dividends reinvested.*

STATEMENT OF INVESTMENTS

November 30, 2007

Long-Term Municipal Investments—146.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska—3.9%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	11,915,000	12,108,976
Alaska Housing Finance Corporation, Single-Family Residential Mortgage Revenue (Veterans Mortgage Program)	6.25	6/1/35	4,180,000	4,309,914
Arizona—1.5%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.85	3/1/28	2,220,000	2,220,000
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.50	7/1/26	4,000,000	3,924,520
Arkansas—.6%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,500,000	2,556,675
California—9.0%				
California, GO (Various Purpose)	5.50	4/1/14	4,605,000 [a]	5,161,606
California, GO (Various Purpose)	5.25	11/1/27	4,240,000	4,463,109
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,951,357
California Educational Facilities Authority, Revenue (University of Southern California)	4.50	10/1/33	10,000,000	9,829,900
California Enterprise Development Authority, Sewage Facilities Revenue (Anheuser-Busch Project)	5.30	9/1/47	1,000,000	991,060
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.25	12/1/09	3,750,000 [a]	3,998,962

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	7,800,000	7,956,702
Silicon Valley Tobacco Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	15,290,000	2,208,488
Colorado—4.1%				
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	2,500,000	2,401,825
Colorado Health Facilities Authority, Revenue (American Housing Foundation I, Inc. Project)	8.50	12/1/31	1,970,000	2,046,988
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,755,000	1,867,794
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.75	10/1/32	3,000,000	2,760,480
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	7,000,000 [a]	7,852,040
Connecticut—3.7%				
Connecticut Development Authority, PCR (Connecticut Light and Power Company Project)	5.95	9/1/28	9,000,000	9,221,760
Connecticut Resources Recovery Authority, Special Obligation Revenue (American REF-FUEL Company of Southeastern Connecticut Project)	6.45	11/15/22	4,985,000	4,986,844
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	6.25	1/1/31	1,000,000	1,036,660

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
District of Columbia–2.6%				
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	104,040,000	7,296,325
Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation)	10.13	9/1/11	3,500,000	3,503,920
Florida–5.6%				
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	1,825,000	1,694,056
Florida Housing Finance Corporation, Housing Revenue (Seminole Ridge Apartments) (Collateralized; GNMA)	6.00	4/1/41	6,415,000	6,571,847
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	5,000,000	5,056,850
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	2,595,000	2,649,754
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	70,000 [a]	73,874
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	3,675,000	3,788,631
Orange County Health Facilities Authority, Revenue (Adventist Health System)	6.25	11/15/12	3,000,000 [a]	3,384,870
Georgia–2.5%				
Atlanta, Airport Revenue (Insured; FSA)	5.25	1/1/25	3,000,000	3,092,400
Augusta, Airport Revenue	5.45	1/1/31	2,500,000	2,400,050

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	2,180,000	2,321,024
Savannah Economic Development Authority, EIR (International Paper Company Project)	6.20	8/1/27	2,670,000	2,753,304
Idaho−.1%				
Idaho Housing and Finance Association, SFMR (Collateralized; FNMA)	6.35	1/1/30	320,000	326,630
Illinois−7.8%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.25	10/1/32	1,665,000	1,701,896
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; XLCA)	6.00	1/1/29	5,000,000	5,356,750
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	4,000,000	3,528,080
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	5,139,500
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,000,000 [a]	5,398,600
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	10,900,000 [a]	11,610,244
Indiana−1.6%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,000,000 [a]	6,541,500
Louisiana−3.0%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	1,988,000	1,947,624
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	3,000,000 [b]	3,001,050

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana (continued)				
West Feliciana Parish, PCR (Entergy Gulf States Project)	7.00	11/1/15	3,000,000	3,037,290
West Feliciana Parish, PCR (Entergy Gulf States Project)	6.60	9/1/28	4,700,000	4,704,136
Maryland—1.9%				
Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	2,550,000	2,392,002
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility)	8.75	11/15/10	3,710,000	3,133,429
Prince Georges County, Special Obligation Revenue (National Harbor Project)	5.20	7/1/34	2,500,000	2,354,200
Massachusetts—2.0%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	2,000,000 [a]	2,434,040
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	115,000	122,120
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	6,000,000	5,824,500
Michigan—4.6%				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	4,000,000	4,161,440
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	8,420,000	8,293,363
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	6,900,000	6,721,083

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota−1.9%				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	1,405,000	1,451,576
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	6,500,000	6,606,535
Mississippi−.8%				
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.90	5/1/22	3,160,000	3,189,736
Missouri−.7%				
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	3,000,000	3,051,840
Nebraska−.2%				
Nebraska Investment Finance Authority, SFMR	7.67	3/1/26	950,000 [c,d]	968,686
Nevada−2.7%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	2,860,530
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	8,000,000 [a]	8,504,880
New Hampshire−3.5%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	2,690,000	2,764,486
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	6,000,000	6,166,140
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,400,000	5,463,234

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey—5.0%				
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	4,620,000	4,504,962
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	10,095,000 [a]	11,908,769
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/29	5,000,000	4,392,200
New York—6.2%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,365,580
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.75	8/1/31	10,000,000	11,032,000
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	6,030,000	6,358,936
New York State Dormitory Authority, Revenue (Marymount Manhattan College) (Insured; Radian)	6.25	7/1/29	4,000,000	4,149,000
New York State Dormitory Authority, Revenue (Suffolk County Judicial Facility)	9.50	4/15/14	605,000	805,697
North Carolina—1.3%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	6.70	1/1/19	2,500,000	2,639,975
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	2,695,000	2,726,397

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio−6.2%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	9,000,000	9,271,080
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	3,500,000	3,778,845
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	10,000,000 [a]	10,432,200
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	2,530,000	2,401,552
Oklahoma−3.5%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/09	6,750,000 [a]	7,032,352
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	2,250,000	2,323,462
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	2,105,000 [a]	2,210,313
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	2,895,000 [a]	3,002,289
Pennsylvania−3.4%				
Allegheny County Port Authority, Special Transportation Revenue (Insured; MBIA)	6.13	3/1/09	4,750,000 [a]	4,959,570
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,000,000	2,127,960
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	7,000,000	7,027,300

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Housing Finance Agency, Multi-Family Development Revenue	8.25	12/15/19	241,000	241,540
Rhode Island—.8%				
Rhode Island Health and Educational Building Corporation, Higher Educational Facilities Revenue (University of Rhode Island— Auxiliary Enterprise Revenue Issue) (Insured; MBIA)	5.88	9/15/09	3,000,000 [a]	3,163,860
South Carolina—10.5%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	19,000,000 [a,d,e]	21,097,695
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	7,000,000	7,393,330
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	5,000,000 [a]	5,253,050
Richland County, EIR (International Paper Company Project)	6.10	4/1/23	6,500,000	6,730,620
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	3,280,000	3,345,174
Tennessee—3.6%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/25	2,000,000	2,275,660
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/33	4,875,000	5,533,856

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee (continued)				
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	6,000,000	5,657,160
Tennessee Housing Development Agency (Homeownership Program)	6.00	1/1/28	1,445,000	1,458,699
Texas—24.6%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.75	12/1/29	2,000,000	1,752,820
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	5.13	5/15/33	7,510,000	7,082,305
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	3,000,000	2,958,390
Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,730,925
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	4,914,750
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	7,000,000 [a]	7,760,340
Harris County Hospital District, Senior Lien Revenue (Insured; MBIA)	5.25	2/15/42	5,000,000	5,137,400
Harris County-Houston Sports Authority, Third Lien Revenue (Insured; MBIA)	0.00	11/15/31	9,685,000	2,788,118
Katy Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	6.13	2/15/09	10,000,000 [a]	10,336,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Lubbock Housing Financing Corporation, SFMR (Collateralized: FNMA and GNMA)	6.70	10/1/30	1,300,000	1,318,811
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	4,900,000	4,773,188
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	8,510,000	8,745,046
Texas (Veterans' Land)	6.00	12/1/30	3,935,000	4,086,734
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.16	7/2/24	1,200,000 c	1,273,212
Texas Department of Housing and Community Affairs, Residential Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.35	7/1/33	5,205,000	5,245,287
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.25	8/15/42	6,775,000	7,035,160
Tomball Hospital Authority, Revenue (Tomball Regional Hospital)	6.00	7/1/25	4,650,000	4,745,325
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	5,850,000	5,852,516
Tyler Health Facilities Development Corporation, HR Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.25	11/1/32	7,500,000	7,242,000
Willacy County Local Government Corporation, Project Revenue	6.00	3/1/09	3,000,000	3,060,690
Willacy County Local Government Corporation, Project Revenue	6.88	9/1/28	4,000,000	4,168,000

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia−5.7%				
Henrico County Industrial Development Authority, Revenue (Bon Secours Health System) (Insured; FSA)	7.32	8/23/27	7,500,000 c	9,937,200
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.00	10/1/26	5,000,000	5,013,000
Virginia Housing Development Authority, Rental Housing Revenue	6.20	8/1/24	8,520,000	8,787,954
Washington−2.5%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	10,000,000 a	10,462,800
West Virginia−1.2%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	5,000,000	5,003,500
Wisconsin−7.8%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	9,080,000 d,e	9,400,433
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	14,570,000	15,298,209
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	5,794,855
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	1,958,540
U.S. Related−.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	287,000
Total Long-Term Municipal Investments (cost $602,880,046)				**611,752,076**

Short-Term Municipal Investment—.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan;				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank) (cost $600,000)	3.66	12/1/07	600,000 [f]	**600,000**

Total Investments (cost $603,480,046)	**146.8%**	**612,352,076**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(9,174,865)**
Preferred Stock, at redemption value	**(44.6%)**	**(186,000,000)**
Net Assets Applicable to Common Shareholders	**100.0%**	**417,177,211**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Inverse floater security—the interest rate is subject to change periodically.*

d *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $31,466,814 or 7.5% of net assets applicable to Common Shareholders.*

e *Collateral for floating rate borrowings.*

f *Securities payable on demand. Variable interest rate—subject to periodic change.*

g *At November 30, 2007, the fund had $104,869,538 or 25.1% of net assets applicable to common shareholders invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	28.6
AA		Aa		AA	15.8
A		A		A	11.7
BBB		Baa		BBB	25.6
BB		Ba		BB	2.0
B		B		B	6.2
CCC		Caa		CCC	.9
F1		MIG1/P1		SP1/A1	.1
Not Rated [h]		Not Rated [h]		Not Rated [h]	9.1
					100.0

[†] *Based on total investments.*
[h] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	603,480,046	612,352,076
Cash		595,112
Interest receivable		10,573,183
Receivable for investment securities sold		4,162,400
Prepaid expenses		26,451
		627,709,222
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		322,784
Payable for floating rate notes issued—Note 4		14,040,000
Payable for investment securities purchased		7,734,827
Dividends payable to Common Shareholders		1,964,077
Interest and related expenses payable		292,318
Dividends payable to Preferred Shareholders		29,562
Commissions payable		6,097
Accrued expenses and other liabilities		142,346
		24,532,011
Auction Preferred Stock, Series A, B and C, par value $.001 per share (7,440 shares issued and outstanding at $25,000 per share liquidation value)—Note 1		186,000,000
Net Assets applicable to Common Shareholders ($)		**417,177,211**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (48,495,729 shares issued and outstanding)		48,496
Paid-in capital		438,512,524
Accumulated distributions in excess of investment income—net		(410,667)
Accumulated net realized gain (loss) on investments		(29,845,172)
Accumulated net unrealized appreciation (depreciation) on investments		8,872,030
Net Assets applicable to Common Shareholders ($)		**417,177,211**
Common Shares Outstanding		
(110 million shares of $.001 par value Common Stock authorized)		48,495,729
Net Asset Value per share of Common Stock ($)		**8.60**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2007

Investment Income ($):	
Interest Income	**35,810,162**
Expenses:	
Investment advisory fee–Note 3(a)	3,087,698
Administration fee–Note 3(a)	1,543,849
Interest and related expenses	732,234
Commission fees–Note 1	491,292
Professional fees	78,458
Shareholders' reports	71,287
Directors' fees and expenses–Note 3(b)	43,810
Registration fees	25,022
Shareholder servicing costs	19,919
Custodian fees–Note 3(a)	11,128
Interest expense–Note 2	588
Miscellaneous	58,828
Total Expenses	**6,164,113**
Less–reduction in investment advisory fee due to undertaking–Note 3(a)	(617,540)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(7,384)
Net Expenses	**5,539,189**
Investment Income–Net	**30,270,973**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(1,666,082)
Net realized gain (loss) on options transactions	(35,531)
Net Realized Gain (Loss)	**(1,701,613)**
Net unrealized appreciation (depreciation) on investments	(26,819,891)
Net Realized and Unrealized Gain (Loss) on Investments	**(28,521,504)**
Dividends on Preferred Stocks	**(6,818,806)**
Net (Decrease) in Net Assets Resulting from Operations	**(5,069,337)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007	2006
Operations ($):		
Investment income–net	30,270,973	31,008,822
Net realized gain (loss) on investments	(1,701,613)	3,900,272
Net unrealized appreciation (depreciation) on investments	(26,819,891)	11,976,354
Dividends on Preferred Stocks	(6,818,806)	(6,123,205)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(5,069,337)**	**40,762,243**
Dividends to Common Shareholders from ($):		
Investment income–net	**(24,269,212)**	**(24,902,021)**
Capital Stock Transactions ($):		
Dividends reinvested–Note 1(c)	1,916,979	272,463
Total Increase (Decrease) in Net Assets	**(27,421,570)**	**16,132,685**
Net Assets ($):		
Beginning of Period	444,598,781	428,466,096
End of Period	**417,177,211**	**444,598,781**
Undistributed (distributions in excess of) investment income–net	(410,667)	492,978
Capital Share Transactions (Common Shares):		
Increase in Common Shares Outstanding as a Result of Dividends Reinvested	**210,887**	**30,139**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, with respect to common stock and market price data for the fund's common shares.

	Year Ended November 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	9.21	8.88	8.79	8.90	8.56
Investment Operations:					
Investment income−net[a]	.62	.64	.63	.61	.64
Net realized and unrealized gain (loss) on investments	(.59)	.34	.13	(.06)	.36
Dividends on Preferred Stock from investment income−net	(.14)	(.13)	(.08)	(.05)	(.06)
Total from Investment Operations	(.11)	.85	.68	.50	.94
Distributions to Common Shareholders:					
Dividends from investment income−net	(.50)	(.52)	(.59)	(.61)	(.60)
Net asset value, end of period	8.60	9.21	8.88	8.79	8.90
Market value, end of period	7.77	9.29	8.16	8.41	8.81
Total Return (%)[b]	(1.17)	9.94	3.78	2.48	19.89
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets applicable to Common Stock[c]	1.43	1.38	1.26	1.26	1.28
Ratio of net expenses to average net assets applicable to Common Stock[c]	1.28	1.24	1.12	1.25	1.28
Ratio of net investment income to average net assets applicable to Common Stock[c]	7.01	7.16	6.98	6.96	7.35
Ratio of total expenses to total average net assets	1.00	.97	.88	.88	.86
Ratio of net expenses to total average net assets	.90	.87	.78	.86	.86
Ratio of net investment income to total average net assets	4.90	5.01	4.88	4.84	5.10
Portfolio Turnover Rate	55.89	57.12	44.20	39.94	77.92
Asset coverage of Preferred Stock, end of period	324	339	330	328	330
Net Assets, net of Preferred Stock, end of period ($ x 1,000)	417,177	444,599	428,466	423,556	428,301
Preferred Stock outstanding, end of period ($ x 1,000)	186,000	186,000	186,000	186,000	186,000

[a] Based on average common shares outstanding at each month end.
[b] Calculated based on market value.
[c] Does not reflect the effect of dividends to Preferred Stock shareholders.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Strategic Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent believed by the fund's investment adviser to be consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. PFPC Global Fund Services ("PFPC"), a subsidiary of PNC Bank ("PNC"), serves as the fund's transfer agent, dividend-paying agent, registrar and plan agent. The fund's Common Stock trades on the New York Stock Exchange under the ticker symbol DSM.

The fund has outstanding 2,480 shares of Series A, Series B and Series C for a total of 7,440 shares of Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company Americas, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS vote as a separate class on certain other matters, as required by law. The fund has designated Robin A. Melvin and John E. Zuccotti to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal securities and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) as defined in the dividend reinvestment and cash purchase plan.

On November 29, 2007, the Board of Directors declared a cash dividend of $.0405 per share from investment income-net, payable on December 31, 2007 to Common Shareholders of record as of the close of business on December 13, 2007.

(d) Dividends to Shareholders of APS: For APS, dividends are currently reset every 7 days for Series A, B and C. The dividend rates in effect at November 30, 2007 were as follows: Series A–4.35%, Series B–4.35% and Series C–4.35%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code of 1986 as amended, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $1,893,767, accumulated capital losses $29,836,167 and unrealized appreciation $9,216,427. In addition, the fund had $353,402 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2007. If not applied, $2,280,744 of the carryover expires in fiscal 2008, $442,201 expires in fiscal 2009, $9,253,314 expires in fiscal 2010, $5,474,907 expires in fiscal 2011, $10,957,023 expires in fiscal 2012 and $1,427,978 expires in fiscal 2015.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006, were as follows: tax exempt income $31,088,018 and $31,025,226, respectively.

During the period ended November 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $86,600, increased net realized gain (loss) on investments by $38,511 and increased paid-in capital by $48,089. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended November 30, 2007 was approximately $10,100, with a related weighted average annualized interest rate of 5.81%.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) The fee payable by the fund, pursuant to the provisions of an Investment Advisory Agreement with Dreyfus, is payable monthly based on an annual rate of .50% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding). The fund also has an Administration Agreement with Dreyfus, a Custody Agreement with the Custodian and a Transfer Agency and Registrar Agreement with PFPC. The fund pays in the aggregate for administration, custody and transfer agency services a monthly fee based on an annual rate of .25% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding); out-of pocket transfer agency and custody expenses are paid separately by the fund.

Dreyfus has agreed through October 31, 2008, to waive receipt of a portion of the fund's investment advisory fee, in the amount of .10% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding). The reduction in investment advisory fee, pursuant to the undertaking that was in effect during the period ended November 30, 2007, amounted to $617,540.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2007, the fund was charged $11,128 pursuant to the custody agreement.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The Components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $245,287, administration fees $123,805 and chief compliance officer fees $3,214, which are offset against an expense reimbursement currently in effect in the amount of $49,522.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended November 30, 2007, amounted to $361,940,563 and $350,677,023, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At November 30, 2007, the cost of investments for federal income tax purposes was $589,095,649; accordingly, accumulated net unrealized appreciation on investments was $9,216,427, consisting of $24,631,101 gross unrealized appreciation and $15,414,674 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Strategic Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Strategic Municipals Bond Fund, Inc. including the statement of investments, as of November 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Strategic Municipals Bond Fund, Inc. at November 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 18, 2008

Dividend Reinvestment and Cash Purchase Plan

Under the fund's Dividend Reinvestment and Cash Purchase Plan (the "Plan"), a holder of the Common Stock ("Common Shareholder") who has fund shares registered in his name will have all dividends and distributions reinvested automatically by PFPC Global Fund Services, as Plan agent (the "Agent"), in additional shares of the fund at the lower of prevailing market price or net asset value (but not less than 95% of market value at the time of valuation) unless such Common Shareholder elects to receive cash as provided below. If market price is equal to or exceeds net asset value, shares will be issued at net asset value. If net asset value exceeds market price or if a dividend or other distribution payable only in cash is declared, the Agent, as agent for the Plan participants, will buy fund shares in the open market. A Plan participant is not relieved of any income tax that may be payable on such dividends or distributions.

A Common Shareholder who owns fund shares registered in nominee name through his broker/dealer (i.e., in "street name") may not participate in the Plan, but may elect to have cash dividends and distributions reinvested by his broker/dealer in additional shares of the fund if such service is provided by the broker/dealer; otherwise such dividends and distributions will be treated like any other cash dividend.

A Common Shareholder who has fund shares registered in his name may elect to withdraw from the Plan at any time for a $5.00 fee and thereby elect to receive cash in lieu of shares of the fund. Changes in elections must be by direct mail to PFPC Global Fund Services, Attention: Closed-End funds, Post Office Box 8030, Boston, Massachusetts 02266, or by telephone at 1-800-331-1710, and should include the shareholder's name and address as they appear on the Agent's records. Elections received by the Agent will be effective only if received prior to the record date for any distribution.

The Agent maintains all Common Shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account. Shares in the account of each Plan participant will be held by the Agent in non-certificated form in the name of the participant, and each such participant's proxy will include those shares purchased pursuant to the Plan.

The fund pays the Agent's fee for reinvestment of dividends and distributions. Plan participants pay a pro rata share of brokerage commissions incurred with respect to the Agent's open market purchases in connection with the reinvestment of dividends or distributions.

The fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to Plan participants at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Agent on at least 90 days' written notice to Plan participants.

Level Distribution Policy

The fund's dividend policy is to distribute substantially all of its net investment income to its shareholders on a monthly basis. In order to provide shareholders with a more consistent yield to the current trading price of shares of Common Stock of the fund, the fund may at times pay out less than the entire amount of net investment income earned in any particular month and may at times in any month pay out such accumulated but undistributed income in addition to net investment income earned in that month. As a result, the dividends paid by the fund for any particular month may be more or less than the amount of net investment income earned by the fund during such month. The fund's current accumulated but undistributed net investment income, if any, is disclosed in the Statement of Assets and Liabilities, which comprises part of the Financial Information included in this report.

Benefits and Risks of Leveraging

The fund utilizes leverage to seek to enhance the yield and net asset value of its Common Stock. These objectives cannot be achieved in all interest rate environments. To leverage, the fund issues Preferred Stock, which pays dividends at prevailing short-term interest rates, and invests the proceeds in long-term municipal bonds. The interest earned on these investments is paid to Common Shareholders in the form of dividends, and the value of these portfolio holdings is reflected in the per share net asset value of the fund's Common Stock.

Supplemental Information

For the period ended November 30, 2007, there were: (i) no material changes in the fund's investment objectives or policies, (ii) no changes in the fund's charter or by-laws that would delay or prevent a change of control of the fund, (iii) no material changes in the principal risk factors associated with investment in the fund, and (iv) no changes in the person primarily responsible for the day-to-day management of the fund's portfolio.

Certifications

The fund's chief executive officer has certified to the NYSE, pursuant to the requirements of Section 303A.12(a) of the NYSE Listed Company Manual, that, as of August 17, 2007, he was not aware of any violation by the fund of applicable NYSE corporate governance listing standards. The fund's reports to the SEC on Form N-CSR contain certifications by the fund's chief executive officer and chief financial officer as required by Rule 30a-2(a) under the 1940 Act, including certifications regarding the quality of the fund's disclosures in such reports and certifications regarding the fund's disclosure controls and procedures and internal control over financial reporting.

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

PROXY RESULTS (Unaudited)

Holders of Common Stock and holders of Auction Preferred Stock ("APS") voted together as a single class on a proposal presented at the annual shareholders' meeting held on June 1, 2007 as follows:

	Shares	
	For	Authority Withheld
To elect three Class II Directors:[†]		
Gordon J. Davis	33,319,062	783,654
Ehud Houminer	33,312,939	789,777
Robin A. Melvin	6,418	8

[†] *The terms of these Class II Directors expire in 2010.*

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Investment Advisory Agreement, pursuant to which the Manager provides the fund with investment advisory services, and the fund's separate Administration Agreement, pursuant to which the Manager provides the fund with administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Investment Advisory Agreement and Administration Agreement. The Manager's representatives noted the fund's closed-end structure, the relationships the Manager has with various intermediaries, the different needs of each intermediary, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to fund shareholders. The Board noted the fund's asset size and considered that a closed-end fund is not subject to the inflows and outflows of assets as an open-end fund would be that would increase or decrease its asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Investment Advisory Fee and Administration Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's total investment advisory fee and administration fee and expense ratio with a group of comparable "leveraged" funds (the

"Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance on a net asset value and market price basis, as well as comparisons of total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns at net asset value to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's total contractual investment advisory fee and administration fee (based on net assets solely attributable to common stock after leverage) was higher than the Expense Group median and that the fund's actual total contractual investment advisory fee and administrative fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio (based on net assets solely attributable to common stock after leverage) was higher than the Expense Group and Expense Universe medians. The Board noted the undertaking in effect by the Manager over the past year to waive receipt of .10% of the fund's investment advisory fee and the Manager's commitment to continue such undertaking through October 31, 2008.

With respect to the fund's performance on a net asset value basis, the Board noted that the fund's total returns were lower than the

Performance Group median for the 1-year time period, and at, or higher than, the Performance Group median each reported longer-term time period up to 10 years. The Board further noted that the fund's total returns were higher than the Performance Universe median for four of the six reported time period up to 10 years (lower in the other two periods). On a yield performance basis, the Board noted that in the Performance Group and Performance Universe the fund's 1-year yields for the past 10 annual periods ranked in the first or second quintile (the first quintile being the highest performance ranking group) for each reported annual period. The Board expressed some concern over the fund's 1-year total return, and received a presentation from the fund's primary portfolio manager regarding the main factors that contributed to the fund's performance over the past year. The Board noted the manager's investment decision-making process and strategy over the past year, as well as the manager's long-term track record in managing municipal bond funds generally. The Board also noted the fund's consistently strong yield performance results.

With respect to the fund's performance on a market price basis, the Board noted that the fund achieved total return results variously at, higher than, and lower than, the Performance Group and Performance Universe medians for each reported time period up to 10 years. On a yield performance basis, the Board noted that the fund's 1-year yields for the past 10 annual periods were higher than the Performance Group and Performance Universe medians for 8 out of the 10 reported annual periods.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by investment companies managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"). It was noted that each Similar Fund also was a closed-end fund, for which similar services to be provided by the Manager are required. The Board members analyzed differences in fees paid to the Manager and discussed the relationship of the management fees in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows, and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory and Administration Agreements bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's waiver of receipt of a portion of the investment advisory fee over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement and Administration Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- As to the fund's performance, the Board noted the fund's yield and longer-term total return track records, and the manager's overall experience and expertise in managing municipal bond funds.

- The Board concluded that the total investment advisory fee and administration fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the Manager's undertaking to waive receipt of 0.10% of the fund's investment advisory fee through October 31, 2008, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement and Administration Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995) *Current term expires in 2009*

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 164

————————

David W. Burke (71)
Board Member (1994) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 86

————————

William Hodding Carter III (72)
Board Member (1988) *Current term expires in 2009*

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

————————

Gordon J. Davis (66)
Board Member (2006) *Current term expires in 2010*

Principal Occupation During Past 5 Years:
• Partner in the law firm of Dewey and LeBoeuf, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

Joni Evans (65)
Board Member (2006) *Current term expires in 2009*

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

——————————

Ehud Houminer (67)
Board Member (1994) *Current term expires in 2010*

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion
  University, Chairman

No. of Portfolios for which Board Member Serves: 67

——————————

Richard C. Leone (67)
Board Member (1987) *Current term expires in 2009*

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

——————————

Hans C. Mautner (70)
Board Member (1987) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

Robin A. Melvin (44)
Board Member (1995) *Current term expires in 2010*

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

——————————

Burton N. Wallack (57)
Board Member (2006) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

——————————

John E. Zuccotti (70)
Board Member (1987) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

——————————

The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

A. PAUL DISDIER, Executive Vice President since March 2000.

Executive Vice President of the Fund, Director of the Manager Municipal Securities, and an officer of 2 other investment companies (comprised of 2 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since February 1988.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

NOTES

OFFICERS AND DIRECTORS

Dreyfus Strategic Municipal Bond Fund, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino
David W. Burke
William Hodding Carter, III
Gordon J. Davis
Joni Evans
Arnold S. Hiatt †
Ehud Houminer
Richard C. Leone
Hans C. Mautner
Robin A. Melvin ††
Burton N. Wallack
John E. Zuccotti ††

† *Emeritus Board Member*
†† *Auction Preferred Stock Directors*

Officers

President
J. David Officer

Executive Vice Presidents
A. Paul Disdier

Vice President and Secretary
Michael A. Rosenberg

Vice President and Assistant Secretaries
James Bitetto
Joni Lacks Charatan
Joseph M. Chioffi
Janette E. Farragher
John B. Hammalian
Robert R Mullery
Jeff Prusnofsky

Treasurer
James Windels

Assistant Treasurers
Robert Salviolo
Robert Robol
Robert Svagna
Gavin C. Reilly

Chief Compliance Officer
Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
James Welch
Monica S. Wieboldt
Bill Vasiliou

Investment Adviser and Administrator

The Dreyfus Corporation

Custodian

Mellon Trust of New England, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend-Paying Agent, Registrar and Disbursing Agent

PFPC Global Fund Services
(Common Stock)
Deutsche Bank Trust Company Americas
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company Americas
(Auction Preferred Stock)

Stock Exchange Listing

NYSE Symbol: DSM

Initial SEC Effective Date

11/22/89

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—Municipal Bond Funds" every Monday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus Strategic Municipal Bond Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Trust of
New England, N.A.
One Boston Place
Boston, MA 02108

Transfer Agent, Dividend-Paying Agent, Registrar and Disbursing Agent

PFPC Global Fund Services
(Common Stock)
101 Federal Street
Boston, MA 02110

Ticker Symbol: DSM

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0852AR1107